1875 K Street, N.W. Washington, DC 20006-1238
Tel: 202 303 1000
Fax: 202 303 2000
April 9, 2010
VIA EDGAR
Michael L. Kosoff, Esq.
Office of Insurance Products
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4644

Re:	Legg Mason ClearBridge Variable Appreciation Portfolio, Legg Mason ClearBridge Variable Capital Portfolio, Legg Mason ClearBridge Variable Equity Income Builder Portfolio, Legg Mason ClearBridge Variable Fundamental All Cap Value Portfolio, Legg Mason ClearBridge Variable Large Cap Value Portfolio and Legg Mason ClearBridge Variable Small Cap Growth Portfolio (each, a “Fund” and collectively, the “Funds”), each a series of Legg Mason Partners Variable Equity Trust (the “Trust”)
Post-Effective Amendment No. 28
Securities Act File No. 333-91278
Investment Company Act File No. 811-21128
Dear Mr. Kosoff:
The Trust filed the above-referenced Post-Effective Amendment (the “Amendment”) on January 29, 2010, with an effective date of April 9, 2010, pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “1933 Act”). This letter responds to comments with respect to the Amendment that you provided in a telephone conversation on March 8, 2010 with the undersigned. For your convenience, the substance of those comments has been restated below. The Trust’s response to each comment is set out immediately under the restated comment.
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in alliance with Dickson Minto W.S., London and Edinburgh

Prospectuses: General Comments
Comment No. 1: Please provide complete fee tables, including footnotes, to the SEC Staff, via Edgar correspondence filing, as soon as these figures are available.
Response: Each Fund has provided completed fee tables, including footnotes, via correspondence filings filed from March 31, 2010 to April 7, 2010.
Comment No. 2: Certain risks: Please rename this section “Principal risks” to more clearly identify the nature of the risks described in this section.
Response: The Trust has considered this suggestion, but continues to prefer the header “Certain risks” for this section. While the Trust believes that this section does summarize the principal risks described in response to the requirements of Item 9, the Trust feels that use of the heading “Certain risks” is a more effective means of conveying to shareholders that the risks described in the prospectus are not the only risks that arise in connection with an investment in a Fund or a Fund’s ability to achieve its objective.
Comment No. 3: Distribution – Class II shares: Please explicitly disclose that the distribution plan is a 12b-1 plan, as per Item 12(b)(1) of Form N-1A. Please also explicitly disclose that fees are paid out of the Funds on an ongoing basis, as per Item 12(b)(2) of Form N-1A.
Response: The disclosure has been revised to explicitly disclose that the distribution plan is a Rule 12b-1 plan. The Trust respectfully submits that the prospectuses currently disclose that fees are paid on an ongoing basis through the following disclosure: “This fee is an ongoing expense and over time may cost you more than paying other types of sales charges.”
Comment No. 4: Frequent trading of fund shares: Please confirm supplementally the accuracy of the third paragraph, as insurers are the only shareholders of the portfolios.
Response: The Trust supplementally confirms that accuracy of the paragraph referenced by the Staff. However, the Trust advises the Staff that it has revised the disclosure regarding frequent trading of shares and that the revised text emphasizes that a Fund’s ability to monitor trading in omnibus accounts may be severely limited due to the lack of access to an individual investor’s trading activity. The Trust also notes that, in addition to variable annuity and variable life insurance contracts, shares in the Funds are offered to qualified retirement and pension plans.
Statements of Additional Information: General Comments
Comment No. 5: Disclosure of portfolio holdings: Please update the list of recipients of portfolio holdings information.
Response: The disclosure has been updated as requested to December 31, 2009.
Comment No. 6: ClearBridge proxy voting policies:

a. If the proxy voting policies of the subadviser discuses specific policies, such as how it would vote regarding corporate governance, social responsibility, management compensation or capital structure, please specifically describe these policies. (See Sec. Act Rel. No. 33-8188.) In the alternative, the registrant can include the full proxy voting policies and procedures of the manager.
Response: The subadviser’s full proxy voting policies and procedures has been added as requested.
b. Please explain who are Taft-Hartley clients. If variable investors would not be considered Taft-Hartley clients, please remove the disclosure. Otherwise, please describe Institutional Shareholder Services’ (ISS) PVS Voting guidelines.
Response: The Trust has included the subadviser’s full proxy voting policies and procedures, which includes a reference to Taft-Hartley clients and Institutional Shareholder Services’ (ISS) PVS Voting guidelines. The Trust respectfully submits, however, that it would be inappropriate for a Fund to revise the subadviser’s policies.
Comment No. 7: Please revise the SAI to reflect the proxy disclosure enhancement updates to Form N-1A.
Response: The disclosure has been revised as requested.
Specific Comments
Legg Mason ClearBridge Variable Appreciation Portfolio
Comment No. 8: Principal strategies: To the extent it would be consistent with Item 4 and the instructions to Item 9, please include the principal investment strategies that are included in the SAI and which are omitted from the Prospectus in the Prospectus. Also, be sure to update the principal risks to reflect the added principal strategies.
Response: The Trust notes that the principal investment strategies included in the SAI are also included in the statutory prospectus in the section “More on the fund’s investment strategies, investments and risks.” The Trust respectfully submits that a summary of the Fund’s principal investment strategies are included the summary section of the prospectus.
Comment No. 9: The principal risks include the risk of growth and value investing. The Item 4 principal investment strategies make no reference to concentration in these types of securities. Please include securities of this type in the principal investment strategies or remove such disclosure from the principal risks.
Response: The disclosure has been revised as requested.
Legg Mason ClearBridge Equity Income Builder Portfolio

Comment No. 10: Please include active and frequent trading to the principal investment strategies in Item 4 and 9, as per Item 9b (Instr. 7), or remove portfolio turnover risk as a principal risk.
Response: The Trust respectfully submits that while active and frequent trading is not a principal investment strategy of the Fund, the risk of high portfolio turnover is nonetheless appropriate because of the high portfolio turnover expected to result from the recent reorganization of the Fund.
Comment No. 11: Class I shares: In the narrative following the performance table, the Prospectus notes in the second sentence that the Fund changed its investment strategies three days after its inception. Please confirm supplementally that this is true, and if true, either supplementally explain why the information is material or delete the statement.
Response: The Trust supplementally confirms that the class commenced operations on April 27, 2007. The Fund’s name, investment objective and strategies were changed on April 30, 2007 as part of a number of initiatives launched in 2006 to restructure and streamline the Legg Mason Partners fund complex. The disclosure has been deleted as requested from the Class I prospectus.
Comment No. 12: In the last two paragraphs of the selection process subsection regarding Appendix A, the Fund describes the prior performance chart of the Legg Mason ClearBridge Equity Income Builder Fund, whose strategies the Fund now follows. In the first paragraph, please remove the language regarding the reorganization of the retail fund, as it is not relevant to the shareholders of the variable fund and may only serve to confuse the investor. Please also note that any prior performance presentation must conform to SEC interpretations (such as clear captions, using information from all similar separately managed accounts).
Response: The disclosure and Appendix A has been deleted.
Comment No. 13: SAI: Please include disclosure that the portfolio is an open-end diversified portfolio.
Response: The disclosure has been added as requested.
Legg Mason ClearBridge Fundamental All Cap Portfolio
Comment No. 14: SAI: Please include disclosure that the portfolio is an open-end diversified portfolio.
Response: The disclosure has been added as requested.
Legg Mason ClearBridge Large Cap Value Portfolio
Comment No. 15: Please remove liquidity risk or explain supplementally why liquidity risk is a risk associated with large cap equity securities.
Response: The Trust believes that liquidity risk is a risk of investing in each Fund, particularly given the current market environment, where investments may become illiquid without warning.

Comment No. 16: In the performance narrative, please explain the secondary index as per Item 4(b)(2), Instruction 2(b) of Form N-1A.
Response: The disclosure has been added as requested.
Legg Mason ClearBridge Small Cap Growth Portfolio
Comment No. 17: SAI: Please include disclosure that the portfolio is an open-end diversified portfolio.
Response: The disclosure has been added as requested.
Legg Mason ClearBridge Capital Portfolio
Comment No. 18: The foreign investment risks portion of the principal risks includes the risk of investing emerging markets. Please remove this risk from the principal risks or include a reference to emerging markets in the principal investment strategies section.
Response: The Trust respectfully submits that the risk disclosure about investing in emerging markets is appropriate for a Fund that can otherwise invest generally in foreign securities.
If you have any questions regarding these responses, please do not hesitate to contact me at (202) 303-1288.
Very truly yours,

/s/ Y. Rachel Kuo Y. Rachel Kuo
Enclosures

cc:	Thomas C. Mandia, Esq., Legg Mason & Co., LLC
Rosemary D. Emmens, Esq., Legg Mason & Co., LLC
Barbara Allen, Esq., Legg Mason & Co., LLC
George P. Hoyt, Esq., Legg Mason & Co., LLC
Burton M. Leibert, Esq., Willkie Farr & Gallagher LLP
Dianne E. O’Donnell, Esq. Willkie Farr & Gallagher LLP

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